Exhibit 99.1

NEWS RELEASE

Toronto, February 10, 2021

Franco-Nevada Declares Quarterly Dividend and Provides Details for

Upcoming Release of 2020 Results

Franco-Nevada Corporation is pleased to announce that its Board of Directors has declared a quarterly dividend of US$0.26 per share. The dividend will be paid on March 25, 2021 to shareholders of record on March 11, 2021 (the “Record Date”). The Canadian dollar equivalent is to be determined based on the daily average rate posted by the Bank of Canada on the Record Date. Under Canadian tax legislation, Canadian resident individuals who receive “eligible dividends” are entitled to an enhanced gross-up and dividend tax credit on such dividends. The Company has a Dividend Reinvestment Plan (the “DRIP”). Participation in the DRIP is optional.

The Company will issue additional common shares through treasury at a 3% discount to the Average Market Price, as defined in the DRIP. However, the Company may, from time to time, in its discretion, change or eliminate the discount applicable to treasury acquisitions or direct that such common shares be purchased in market acquisitions at the prevailing market price, any of which would be publicly announced. The DRIP and enrollment forms are available on the Company’s website at www.franco-nevada.com. Canadian and U.S. registered shareholders may also enroll in the DRIP online through the plan agent’s self-service web portal at www.investorcentre.com/franconevada. Canadian and U.S. beneficial shareholders should contact their financial intermediary to arrange enrollment. The DRIP allows for certain non-Canadian and non-U.S. shareholders to participate in the DRIP, subject to the satisfaction of certain conditions. Non-Canadian and non-U.S. shareholders should contact the Company to determine whether they satisfy the necessary conditions to participate in the DRIP.

This press release is not an offer to sell or a solicitation of an offer of securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Details for Upcoming Release of 2020 Results

2020 Results Release:	March 10th after market close
Conference Call and Webcast:	March 11th 10:00 am ET
Dial-in Numbers:	Toll-Free: 1-888-390-0546 International: 416-764-8688
Webcast:	www.franco-nevada.com
Replay (available until March 18th):	Toll-Free: 1-888-390-0541 International: 416-764-8677 Pass code:525504 #

For more information, please go to our website at www.franco-nevada.com or contact:

Candida Hayden

Corporate Affairs

416-306-6323

info@franco-nevada.com